Exhibit 99.3

Skycorp Solar Group Limited

Registered Company No 386421

FORM OF PROXY FOR Extraordinary General Meeting

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. This form is a sample proxy form only. Please follow the instructions on the voting document that was provided to you for information on how to vote your proxy. Please consider carefully the conditions attaching to appointment of a proxy.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on September 15, 2025, being the Record Date, are entitled to attend and vote at the meeting of the Company.

A proxy need not be a member of the Company.

A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the meeting?

Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Multiple proxies

If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Skycorp Solar Group Limited

Registered Company No 386421

(the Company)

Proxy Form

I/We	……………………………………………………………………………………

of	……………………………………………………………………………………

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy, …………………………………………………………..…. of

 ………………………………………………………………………………………………………………

at the extraordinary general meeting of the Company to be held at Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048 on October 10, 2025 at 10:00 a.m. (local time).

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

PROPOSAL 1 - SHARE CONSOLIDATION			For	Against	Abstain

RESOLVED, as an ordinary resolution that,			☐	☐	☐

1.	conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date within three (3) calendar years after the conclusion of the Meeting as the Board may determine (the Effective Date):

	a)	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 10, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

	b)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

	c)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

2.	any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

PROPOSAL 2 – AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION	For	Against	Abstain

RESOLVED, as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation.	☐	☐	☐

PROPOSAL 3 – ADJOURMENT	For	Against	Abstain

RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[1]	Full name(s) and address(es) to be inserted in block letters.

[2]	Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

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